Northeast Utilities and Subsidiaries						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended
	June 30,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012 (a)	2011	2010	2009
Earnings, as defined:
Net income	$367,083	$793,689	$533,077	$400,513	$394,107	$335,592
Income tax expense	219,319	426,941	274,926	170,953	210,409	179,947
Equity in earnings of regional nuclear generating and transmission companies	(15)	(1,318)	(1,154)	(671)	(1,429)	(1,762)
Dividends received from regional equity investees	-	582	733	940	1,488	3,794
Fixed charges, as below	193,927	362,403	353,616	275,948	263,393	296,764
Less: Interest capitalized (including AFUDC)	(1,771)	(4,062)	(5,261)	(11,758)	(10,165)	(5,929)
Preferred dividend security requirements of consolidated subsidiaries	(6,265)	(12,803)	(11,715)	(9,265)	(10,170)	(9,265)
Total earnings, as defined	$772,278	$1,565,432	$1,144,222	$826,660	$847,633	$799,141

Fixed charges, as defined:
Interest on long-term debt (b)	$174,868	$340,970	$316,987	$231,630	$231,089	$224,712
Interest on rate reduction bonds	-	422	6,168	8,611	20,573	36,524
Other interest (c)	7,603	(2,693)	6,790	10,184	(14,371)	12,401
Rental interest factor	3,420	6,839	6,695	4,500	5,767	7,933
Preferred dividend security requirements of consolidated subsidiaries	6,265	12,803	11,715	9,265	10,170	9,265
Interest capitalized (including AFUDC)	1,771	4,062	5,261	11,758	10,165	5,929
Total fixed charges, as defined	$193,927	$362,403	$353,616	$275,948	$263,393	$296,764

Ratio of Earnings to Fixed Charges	3.98	4.32	3.24	3.00	3.22	2.69

(a) NSTAR amounts were included in NU beginning April 10, 2012.

(b) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(c) For all periods presented, other interest includes interest related to accounting for uncertain tax positions.